UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Alliance Semiconductor Corp.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    01877h100
                                 (CUSIP Number)

                                  April 6, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.                NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EIN 23-2856392
                  Schneider Capital Management Corporation


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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) |_| (b) |_|

3.                SEC USE ONLY

4.                CITIZENSHIP OR PLACE OF ORGANIZATION
                  PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.                SOLE VOTING POWER 2,448,177

6.                SHARED VOTING POWER None

7.                SOLE DISPOSITIVE POWER
                  3,816,389

8.                SHARED DISPOSITIVE POWER
                  None

9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,816,389

10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES |_|

11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.76%

12.               TYPE OF REPORTING PERSON
                  IA




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                              GENERAL INSTRUCTIONS

Item 1.

(a)      Name of Issuer
                           Alliance Semiconductor Corp.

(b)      Address of Issuer's Principal Executive Offices

                           2575 Augustine Dr.
                           Santa Clara, CA  95054

Item 2.

(a)      Name of Person Filing

                           SCHNEIDER CAPITAL MANAGEMENT CORPORATION

(b) Address of Principal Business Office or, if none, Residence 460 E. Swedesford Rd., Suite 1080 Wayne, PA 19087

(c)      Citizenship
                           UNITED STATES

(d)                        Title of Class of Securities COMMON STOCK

(e)                        CUSIP Number 01877h100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act

     (b)  |_| Bank as defined in section 3(a)(6) of the Act

     (c)  |_| Insurance company as defined in section 3(a)(19) of the Act

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

     (e)  |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

     (f) |_| An employee benefit plan or endowment fund in accordance with ss.ss.240.13d-1(b)(1)(ii)(F)



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


     (g)  |_|    A    parent    holding    company,     in    accordance    with
          ss.ss.240.13d-1(b)(1)(ii)(G)

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

     (j)  |_| Group, in accordance with ss.ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

     (a)  Amount Beneficially Owned

                           3,816,389

     (b)  Percent of Class

                           10.76%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

                           2,448,177

          (ii) shared power to vote or to direct the vote

                           None

          (iii) sole power to dispose or to direct the disposition of

                           3,816,389

          (iv) shared power to dispose or to direct the disposition of

                           None

Item 5.  Ownership of Five Percent or Less of a Class
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                           None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                           N/A

Item 8.  Identification and Classification of Members of the Group.
                           N/A

Item 9.  Notice of Dissolution of Group.




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

                           N/A

Item 10. Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     May 10, 2005
                                                     Date

                                                     /s/ Gary P. Soura, Jr.
                                                     ----------------------
                                                     Signature

                                                     GARY P. SOURA, JR.
                                                     SR. VICE PRESIDENT
                                                     Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)






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                                  AMENDED ITEMS


Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power
         2,448,177

7.       Sole Dispositive Power
         3,816,389

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         3,816,389

11. Percent of Class Representing the Aggregate Amount Beneficially Owned by Each Reporting Person
         10.76%







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